Exhibit 99.3

GW Pharmaceuticals plc Reports Fiscal Second Quarter 2018 Financial Results and Operational Progress

- Positive unanimous vote at Epidiolex® (cannabidiol) FDA Advisory Committee meeting –

- NDA PDUFA goal date scheduled for June 27, 2018 -

- Conference call today at 4:30 p.m. EST -

London, UK, Carlsbad, CA, 8 May 2018: GW Pharmaceuticals plc (NASDAQ: GWPH, GW, the Company or the Group), a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform, announces financial results for the second quarter ended 31 March 2018.

“The positive outcome of the Epidiolex FDA Advisory Committee meeting was a momentous event for GW. The strength and consistency of the clinical data, together with the public presentations that featured very moving personal stories of the challenges associated with managing these difficult forms of epilepsy, led to a unanimous vote in support of approval,” stated Justin Gover, GW’s Chief Executive Officer. “With our late June FDA decision date nearing, our commercial team is busy preparing to launch Epidiolex in the second half of this year. Should Epidiolex be approved, we believe that this will signal a major vote of confidence in GW’s cannabinoid platform to discover and develop prescription medicines that meet exacting regulatory standards and will serve us to accelerate a number of important pipeline programs that have the potential to offer additional value.”

OPERATIONAL HIGHLIGHTS

•	Epidiolex (CBD) orphan epilepsy program in Dravet syndrome, Lennox-Gastaut syndrome (LGS), Tuberous Sclerosis Complex (TSC) and infantile spasms (IS)
o	Regulatory:
▪	NDA for the adjunctive treatment of seizures associated with LGS and Dravet PDUFA goal date of June 27, 2018
▪	Positive, unanimous vote in support of approval by FDA Advisory Committee
▪	Conditional grant of rare pediatric disease designation by FDA
▪	European submission accepted for review by the EMA. Expected decision in Q1 2019
o	Manufacturing
▪	FDA pre-approval cGMP inspections successfully completed with no 483 citations
o	Clinical data:
▪	Second Phase 3 LGS trial accepted for publication. Paper expected to be released shortly
▪	New data presented at the American Academy of Neurology (AAN) Annual Meeting - Long-term safety and efficacy data in patients LGS and Dravet syndrome presented

- Abuse liability data

o	Clinical trials
▪	Phase 3 trial in Tuberous Sclerosis Complex ongoing with data expected H1 2019

1

▪	Second Phase 3 trial in Dravet syndrome enrollment complete with data expected H2 2018
▪	Part A of two-part Phase 2/3 trial in Infantile Spasms nearing completion; based on currently available data unlikely to proceed into Part B
o	Expanded access program and open label extension:
▪	Over 2,000 patients now have been exposed to Epidiolex treatment
o	Commercial:
▪	U.S. Sales leadership team in place and preparing for launch
▪	Active engagement with U.S. payors is ongoing
▪	Commercial footprint established in top 5 EU markets
o	Life-cycle management
▪	Several new formulations of CBD in development including modified liquid formulations, a solid dose form and an intravenous formulation
o	Intellectual property
▪	7 key favorable patent application decisions by USPTO related to the use of CBD in epilepsy
•	5 patent grants following March 2018 Notices of Allowance
•	2 new Notices of Allowance issued by USPTO
•	Additional patent applications under review and being filed as new data is generated
•	Pipeline progress
o	Sativex® (nabiximols) for Multiple Sclerosis spasticity
▪	US development and commercialization rights wholly owned by GW
▪	Three positive Phase 3 trials completed in Europe
▪	Plans to engage with FDA in H2 18 with a view to commencing a single U.S. pivotal trial
o	CBDV in Autism Spectrum Disorders
▪	10-patient investigator-initiated expanded access program for seizures associated with autism underway. Data expected Q4 18.
▪	Investigator-led 100 patient placebo-controlled trial in autism spectrum disorder due to commence in Q3 2018
▪	Open label study in Rett syndrome due to commence Q3 and Phase 2 placebo-controlled trial in Rett syndrome due to commence in Q4 2018
•	Orphan Drug Designation from FDA and EMA for CBDV for the treatment of Rett syndrome
o	CBD:THC in Glioblastoma
▪	Phase 2 study showed significant increase in one year survival compared to placebo
▪	Pivotal clinical development program plans under development
▪	Orphan Drug Designation from both FDA and EMA for CBD:THC to treat glioblastoma
o	Neonatal Hypoxic-Ischemic Encephalopathy (NHIE) intravenous CBD program
▪	Phase 1 trial complete
▪	Orphan Drug and Fast Track Designations granted from FDA and EMA
▪	Phase 2 trial in planning

2

FINANCIAL HIGHLIGHTS

•	Cash and cash equivalents at 31 March 2018 of £346.8 million ($487.2 million) compared to £241.2 million as at 30 September 2017

•	Revenue for the six months ended 31 March 2018 of £8.1 million ($11.4 million) compared to £3.7 million for the six months ended 31 March 2017

•	Loss for the six months ended 31 March 2018 of £109.6 million ($154.0 million) compared to £50.0 million for the six months ended 31 March 2017

Solely for the convenience of the reader, the above balances have been translated into U.S. dollars at the rate on 31 March 2018 of $1.40495 to £1. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as at that or any other date.

Conference Call and Webcast Information

GW Pharmaceuticals will host a conference call and webcast to discuss the second quarter 2018 financial results today at 4:30 pm EST. To participate in the conference call, please dial 877-407-8133 (toll free from the U.S. and Canada) or 201-689-8040 (international). Investors may also access a live audio webcast of the call via the investor relations section of the Company’s website at http://www.gwpharm.com. A replay of the call will also be available through the GW website shortly after the call and will remain available for 90 days. Replay Numbers: (toll free):1-877-481-4010 or 919-882-2331 (international). For both dial-in numbers please use conference ID # 13679685 and PIN: 29077.

Enquiries:

GW Pharmaceuticals plc
Stephen Schultz, VP Investor Relations (U.S.)	917 280 2424 / 401 500 6570

U.S. Media Enquiries: Sam Brown Inc. Healthcare Communications
Christy Curran Mike Beyer	615 414 8668 312 961 2502
EU Media Enquiries: FTI Consulting
Ben Atwell Simon Conway	+44 (0) 3727 1000

3

GW Pharmaceuticals plc

(“GW” or “the Company” or “the Group”)

Financial and Operational Results for the Second Quarter Ending 31 March 2018

GW Overview

GW was founded in 1998 and is a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform in a broad range of disease areas. GW has established the world leading position in the development of plant-derived cannabinoid therapeutics through its proven drug discovery and development processes, intellectual property portfolio and regulatory and manufacturing expertise. The Company’s lead cannabinoid product candidate is Epidiolex®, a pharmaceutical oral formulation of cannabidiol, or CBD, for which GW retains global commercial rights, and which is in development for a number of rare childhood-onset epilepsy disorders. GW has received Orphan Drug Designation from the U.S. Food and Drug Administration, or FDA, for Epidiolex for seizures associated with Dravet syndrome, Lennox-Gastaut syndrome, or LGS, Tuberous Sclerosis Complex, or TSC, and Infantile Spasms, or IS, each of which are severe infantile-onset, drug-resistant epilepsy syndromes. Additionally, GW has received Fast Track Designation from the FDA for Dravet syndrome and conditional grant of rare pediatric disease designation by FDA. GW has also received Orphan Designation from the European Medicines Agency, or EMA, for Epidiolex for Dravet syndrome, LGS, West syndrome (IS) and TSC.

During 2016, GW reported positive results from three pivotal Phase 3 trials of Epidiolex in Dravet syndrome and LGS. The Company submitted a New Drug Application, or NDA, to the FDA for Epidiolex in both LGS and Dravet syndrome. This NDA was accepted for review by FDA in December 2017 with an assigned PDUFA goal date of June 27, 2018. On April 19, 2018, an FDA Advisory Committee voted 13 to 0 in favor of supporting the NDA approval. The Company also completed its submission to the European Medicines Agency, or EMA in December 2017. This submission has been validated by the EMA and the outcome of this review process is expected in Q1 2019. In preparation for the future launches of Epidiolex, GW is building experienced commercial teams in the United States and Europe.

GW developed the world’s first plant-derived cannabinoid prescription drug, Sativex® (nabiximols), which is approved for the treatment of spasticity due to multiple sclerosis in numerous countries outside the United States. In the U.S., GW has full commercial rights to this product and plans to supplement the ex-U.S. data with an additional pivotal trial prior to submitting a future NDA for Sativex.

GW has a deep pipeline of additional cannabinoid product candidates focusing primarily on orphan childhood-onset neurologic conditions and oncology. The Company’s pipeline includes cannabidivarin, or CBDV, which is being researched in epilepsy and autism spectrum disorders, or ASD. In 2017, GW reported positive Phase 2 data for its THC:CBD product in the treatment of glioblastoma multiforme. In addition, GW has received Orphan Drug Designation and Fast Track Designation from the FDA for intravenous CBD for the treatment of Neonatal Hypoxic Ischemic Encephalopathy, or NHIE, for which a Phase 1 study has been completed.

4

Epidiolex (cannabidiol oral solution) in Dravet syndrome and LGS

GW has been conducting pre-clinical research of CBD in epilepsy since 2007 which has shown that CBD has significant anti-epileptiform and anticonvulsant activity using a variety of in vitro and in vivo models. GW’s strategy for the development of Epidiolex within the field of childhood-onset epilepsy is to initially concentrate formal development efforts on four orphan indications: LGS, Dravet syndrome, TSC, and IS, each of which are severe childhood-onset, drug-resistant epilepsy syndromes. GW expects to further expand the potential market opportunity of Epidiolex by targeting additional orphan seizure disorders for regulatory approval.

LGS

LGS is a type of epilepsy with multiple types of seizures, particularly tonic (stiffening) and predominantly drop seizures which were defined as atonic, tonic or tonic-clonic seizures involving the entire body, trunk or head that led or could have led to a fall, injury, slumping in a chair or hitting the patient’s head on a surface. Seizures due to LGS are hard to control and they generally require life-long treatment as LGS usually persists into the adult years. Historically patients with LGS have had few effective treatment options. Intellectual and behavioral problems associated with LGS are common and add to the complexity of this syndrome and the difficulties in managing life with LGS. Drug resistance is one of the main features of LGS.

In 2016, GW reported results from two LGS Phase 3 pivotal studies, both achieving the primary endpoint of a median reduction in monthly drop seizures compared with placebo. The first study compared a single Epidiolex 20 mg/kg dose arm to placebo in 171 patients (p=0.0135) and the second compared both a 20 mg/kg and 10 mg/kg Epidiolex dose arm to placebo in 225 patients (p=0.0047 and p=0.0016 respectively). In January 2018, the single-dose LGS trial was published in The Lancet. The second trial has been accepted for publication and the paper is expected in the near future.

Dravet syndrome

Dravet syndrome is a severe infantile-onset, genetic, drug-resistant epilepsy syndrome with a distinctive but complex electroclinical presentation. Onset of Dravet syndrome occurs during the first year of life with clonic seizures (jerking) and tonic-clonic (convulsive) seizures in previously healthy and developmentally normal infants. Prognosis is poor and death occurs before the age of 10 years in 3 out of 4 people (73 percent) with Sudden Unexpected Death in Epilepsy or SUDEP the likely cause in nearly half of those deaths. Patients develop intellectual disability and life-long ongoing seizures. There are currently no FDA-approved treatments specifically indicated for Dravet syndrome.

In 2016, GW reported top-line results from the first Phase 3 pivotal efficacy and safety study in 120 patients, achieving the primary endpoint of a median reduction in monthly convulsive seizures compared with placebo (p=0.012). In May 2017, this trial was published in The New England Journal of Medicine.

Epidiolex was generally well tolerated in these Phase 3 pivotal trials. Across the Epidiolex development program, the most common reported adverse reactions are somnolence, decreased appetite, diarrhea, pyrexia, fatigue, lethargy, rash, nasopharyngitis, and pneumonia; dose-related reversible elevation of liver transaminases without elevation of bilirubin were also observed.

5

GW is conducting a second Phase 3 trial of Epidiolex in Dravet syndrome. This placebo-controlled trial differs from the first Phase 3 trial in that it includes two Epidiolex dose arms, at 20 mg/kg per day and at 10 mg/kg per day. Enrollment is complete in this trial at 186 patients with data expected in the second half of 2018.

Open Label Extension

All patients in the randomized controlled clinical trials who complete the treatment period are eligible to enroll in a long term open label extension trial. To date, 97 percent of patients who have completed the pivotal treatment period have elected to enroll in the open label extension.

Epidiolex U.S. and EU Regulatory Submissions

The Company completed a rolling submission of the Epidiolex NDA in October 2017. In December 2017, the FDA accepted the NDA for review and assigned a PDUFA decision goal date of June 27, 2018. On April 19, 2018 an FDA Advisory Committee voted unanimously (13 to 0) in favor of supporting the approval of cannabidiol oral solution. Subject to satisfactory FDA review, GW anticipates a simultaneous decision for both indications.

In addition, GW has received confirmation from the FDA granting rare pediatric disease designation of cannabidiol in the treatment of LGS and Dravet syndrome. This conditional designation is a pre-cursor to the potential award of a rare pediatric disease priority review voucher which, if awarded, would be granted at the time of NDA approval.

In Europe, GW has submitted a single marketing authorization application in December 2017 for both the Dravet syndrome and LGS indications. This application has been validated by the EMA and the outcome is expected in first quarter of 2019.

Epidiolex Manufacturing

GW manufactures Epidiolex through utilization of in-house and external third party facilities for various steps in the production process. The Company has expanded various parts of the production process both in-house and with external third parties in readiness for commercial launch. These expanded facilities are included in the NDA. GW is continuing to scale-up its Epidiolex manufacturing process in anticipation of post-U.S. launch and EU demand.

As part of the NDA review, the FDA inspections of the Company’s manufacturing facilities have been successfully completed and did not result in any Form 483 observations.

U.S. DEA Rescheduling

Subject to Epidiolex receiving FDA approval, the DEA will receive a recommendation from the FDA to make a scheduling determination and place the product in a schedule other than Schedule I in order for it to be prescribed to patients in the U.S. At the American Academy of Neurology Annual Meeting held in April 2018, GW presented data from its human abuse liability study which demonstrated that CBD has a low potential for abuse when compared to specific Schedule III and Schedule IV drug products. As part of the NDA review, FDA will make a scheduling recommendation to DEA. The DEA is required to re-schedule within 90 days from the later of approval or receiving the FDA’s recommendation.

6

Epidiolex Follow-On Target Indications

TSC

TSC is a genetic disorder that causes developmental changes in the nervous system and skin, as well as the formation of non-malignant tumors in multiple organ systems, primarily in the brain, eyes, heart, kidney, skin and lungs. The most common symptom of TSC is epilepsy, which occurs in 75 to 90 percent of patients, about 70 percent of whom experience seizure onset in their first year of life. There are significant co-morbidities associated with TSC including cognitive impairment, autism spectrum disorders and neurobehavioral disorders.

A number of patients with TSC have been treated with Epidiolex in the expanded access program. Treatment experience in 18 TSC patients with refractory epilepsy from the Massachusetts General Hospital for Children enrolled in the expanded access program has been published in Epilepsia (Hess et al - 2016). The findings from this study suggest that cannabidiol may be an effective and well-tolerated treatment option for patients with refractory seizures in TSC.

GW has commenced a Phase 3 trial of Epidiolex in patients with TSC. This dose-ranging trial is a 16-week comparison of Epidiolex versus placebo which is expected to recruit a total of approximately 200 patients, aged one to 65 years, to assess the safety and efficacy of Epidiolex as an adjunctive anti-epileptic treatment. The primary measure of this trial is the percentage change from baseline in seizure frequency during the treatment period. Primary endpoint seizure types include focal motor seizures with or without impairment of consciousness or awareness and generalized convulsive seizures. Data from this trial is expected in the first half of 2019.

Infantile Spasms (IS)

Infantile spasms are specific types of seizures seen in an epilepsy syndrome of infancy and childhood also known as West syndrome. West syndrome is characterized by infantile spasms, developmental regression, and a specific pattern on electroencephalography, testing called hypsarrhythmia (chaotic brain waves). The onset of infantile spasms is usually in the first year of life, typically between 4 to 8 months of age.

In December 2015, at the Annual Meeting of the American Epilepsy Society, open-label safety and efficacy data on nine patients suffering from epileptic spasms from the Epidiolex expanded access program were presented by Massachusetts General Hospital for Children (Abati et al). Epilepsy spasms often remain refractory to standard AEDs. According to this poster publication, Epidiolex exerted its effects within a short period of time, with a response rate of 67 percent after two weeks and 78 percent after one month. Three of nine patients became spasm-free two weeks after Epidiolex treatment.

7

GW is conducting a two part Phase 2/3 trial of Epidiolex in patients with IS. Part A of this study is nearing completion and based on currently available data, it is unlikely that the Company will proceed to Part B.

Epidiolex Commercialization

U.S. Commercial Operation Status

In the U.S., GW operates via its subsidiary, Greenwich Biosciences. In preparation of an expected 2018 Epidiolex approval and launch, the Company now has completed the build-out of an experienced leadership team of medical affairs professionals, marketing and market access/payor expertise, many of whom have strong epilepsy knowledge and experience. With the head of sales now in place, Greenwich has recently completed the build out of its national and regional sales management team in anticipation of hiring approximately 70 Neurology Account Managers in the U.S. to target approximately 4,000 to 5,000 physicians who may treat patients with LGS or Dravet syndrome timed so that these sales professionals are fully prepared by launch, which is expected in the Fall of 2018. The Company has started the identification and screening process for the sales professionals and is impressed and excited with both the interest and experience that these prospective candidates could bring to Greenwich Biosciences.

The Company continues to disseminate important scientific data from the Epidiolex clinical program through data presentations at important upcoming medical congresses, all of which will reinforce awareness of Greenwich Biosciences within the physician community and provide access to the extensive clinical data from the Epidiolex clinical program. In April, at the American Academy of Neurology (AAN) Annual Meeting, Epidiolex data were shared with attendees in numerous poster and podium presentations.

The U.S. Medical Affairs team is focused on open scientific and consultative communications with key stakeholders, such as the physician and patient communities in the U.S. This team is developing Dravet/LGS disease state information, programs in cannabinoid science education, interaction with key epilepsy opinion leaders to collect their insights related to the science emerging from the Epidiolex program and how best to share this information amongst the community. These education initiatives also extend to the major epilepsy patient advocacy groups, which include awareness building, advocacy and education. These interactions continue to give the Company important insights into how to help families along their journey, and most importantly, provides a potent reminder of just how much unmet need there is in these communities.

As the Company approaches expected Epidiolex approval, it has been very actively engaging payors through a program focused on payor education and readiness. This activity includes individual one on one and advisory board interactions with a wide variety of payors and insurance programs, including most of the larger commercial and state/federal payors to gather insights in anticipation of commercial launch. A number of one-on-one meetings have taken place with payors and Pharmacy Benefit Managers, or PBM’s at the Pharmaceutical Care Management Association (PCMA) meeting in March and the Asembia, the Specialty Pharmacy Summit meeting that has just recently concluded. Greenwich has employed an experienced team of professionals focused on the communication of a comprehensive pharmaco-economic dossier, including burden of illness and economic cost offset data in addition to clinical data for compendia support to assist and inform payor and formulary access and reimbursement decision making. In addition, the Company had the opportunity to share clinical data and the outcome of the recently held highly favorable FDA Advisory Committee with Centers for Medicare & Medicaid Services, or CMS. Given the significant pediatric population that may likely try Epidiolex, CMS will be an important payor.

8

Europe Commercial Operation Status

The Company continues to make good organizational progress towards the commercialization of Epidiolex in Europe and the rate of this progress is now accelerating following the December submission of the MAA and the subsequent acceptance by EMA in February. An experienced and epilepsy disease expert GW commercial leadership team is now fully recruited and in place. This team is now focused on progressing the necessary pricing and reimbursement, medical and pre-commercial activities required to deliver a successful Europe launch. In particular significant progress is now being made on building out the local country organizations in the major European markets. This first wave of local recruitment is very much focused on leadership and specifically medical staff. Medical affairs activities are progressing well with national advisory boards now completed in all the major markets and significant presence and data exposure at key European and National Congresses.

2018 American Academy of Neurology (AAN) Annual Meeting Data

In April 2018, data related to the Epidiolex clinical program were presented at the AAN Annual Meeting. These poster and podium presentations included long-term safety and efficacy data in patients with LGS and Dravet syndrome, safety and efficacy outcomes by time and exposure-response analysis in the Phase 3 LGS studies, results from a study evaluating the abuse potential of purified cannabidiol oral solution and analyses of the direct cost burden associated with LGS and Dravet syndrome in the U.S.

U.S. Expanded Access Program (EAP)

In parallel with GW’s formal clinical trial program, the FDA has authorized access to Epidiolex to approximately 1,100 patients through a combination of Investigational New Drug Applications (INDs) to independent physician investigators in the U.S and expanded access programs supported by six U.S. states, for which GW is supplying Epidiolex free of charge. These include individual emergency and non-emergency INDs. The longest duration of patient use in the EAP is over 4 years. The FDA may authorize expanded access INDs to facilitate access to investigational drugs for treatment use for patients with a serious or immediately life-threatening disease or condition who lack therapeutic alternatives. Multiple IND sponsors have published open-label data from their programs, including the posters presented at the AAN Annual Meeting described above and the American Epilepsy Society Annual Meeting in December 2017.

Epidiolex Intellectual Property

In addition to orphan exclusivity, GW seeks to protect Epidiolex through the expansion of its patent portfolio. GW’s patent portfolio relating to the use of CBD in the treatment of epilepsy includes 21 distinct patent families which are either granted or filed. Most of the patent families in this portfolio claim the use of CBD in the treatment of particular childhood epilepsy syndromes, seizure sub-types and interactions with other concomitantly dosed anti-seizure drugs. To date, this has resulted in eight patents granted by the United States Patent and Trademark Office (USPTO) including claims which include the use of CBD for the treatment of convulsive seizures associated with both LGS and Dravet syndrome, as well as the use of CBD with clobazam and the teaching that dose adjustment may be needed when concomitantly prescribed. In addition, the USPTO has recently issued notices of allowance for two, additional method of use patent applications, one for drop seizures in LGS and one for atonic seizures in LGS and Dravet syndrome. These patents are directly aligned with the expected Epidiolex label and will be Orange Book listable. Should the NDA for Epidiolex be approved, GW expects a number of its granted patents to be listed in the Approved Drug Products with Therapeutic Equivalence Evaluations (commonly known as the Orange Book). The Company continues to identify novel findings and submit patent applications resulting from the Epidiolex development program and expects additional grants from these applications.

9

Cannabidiol Formulation Development

In addition to the initial launch formulation, GW continues to develop additional formulations of CBD as part of its life cycle management plan. As well as developing improved liquid formulations, the Company is developing a solid dose form to provide more convenient administration, particularly for adults and older children across our target indications, while sufficient range of dose sizes will maintain the current flexibility for titrating and amending the total daily dose. An intravenous formulation is also under development which is intended to provide short-term replacement or emergency therapy for patients unable to take the oral solution while hospitalized.

Cannabidiol Mechanism of Action

There is a significant effort utilizing in vitro, in vivo and other models of epilepsy to identify the mechanisms of action that underpin the clinical effect of Epidiolex (and other cannabinoids) in epilepsy. The precise mechanisms by which CBD exerts its anticonvulsant effect in humans are unknown. CBD does not exert its anticonvulsant effects through interaction with cannabinoid receptors (Ibeas Bih et al, 2015). CBD is likely to be acting via more than one mechanism of action with an effect of reducing neuronal hyperexcitability and inflammation through modulation of intracellular calcium via GPR55 and TRPV1 channels and modulation of adenosine mediated signaling.

Sativex® (nabiximols) for MS Spasticity

Sativex is an oromucosal spray of a formulated extract that contains the principal cannabinoids CBD and THC in a 1:1 ratio (as well as specific minor cannabinoids and other non-cannabinoids). At this time, GW has received regulatory approval for, and is marketing Sativex through partners in a number of countries outside the United States.

In December 2017, GW reacquired full ownership from a former licensing partner of the U.S. development and commercialization rights to Sativex, which enables GW to develop, seek approval for, and commercialize Sativex in the United States. GW is now evaluating the optimal route to submit an NDA in the MS spasticity indication, which is the indication currently approved for use in 28 countries outside of the U.S., and which the Company believes may require the conduct of an additional single pivotal trial. During 2018, GW plans on consulting with the FDA regarding this development plan.

10

In 2017, new Sativex data was presented at the ECTRIMS Congress in Paris, France. These data, from a placebo-controlled trial of Sativex as add-on therapy vs. further optimized first-line antiispastics conducted in Europe, demonstrated that Sativex as add-on therapy was shown to improve resistant MS spasticity providing clinically relevant changes and was demonstrated to be a better alternative than readjusting first-line antispasticity medications and it was not associated with any relevant safety concerns. The primary endpoint, the Clinically Important Difference (CID) responder rate after 12 weeks of randomized treatment in early responders, was significantly higher in favor of Sativex over placebo (77.4 vs 32.1 percent; p<0.0001), demonstrating a broad therapeutic gain despite allowing for dosage adjustments of concomitant antispasticity medication. Sativex also demonstrated significance in the key secondary endpoint of the modified Ashworth’s scale (-0.30 vs -0.06; p=0.0007), which is a measure considered important by the FDA. In all, 22.6 percent and 13.2 percent of patients treated with Sativex or placebo, respectively, reported TEAEs, which were mainly mild to moderate. There were no new safety concerns.

CBDV (cannabidivarin) Development Program

In addition to Epidiolex, GW’s product candidates also include the cannabinoid CBDV. CBDV has shown anti-epileptic properties across a range of in vitro and in vivo models of epilepsy. In pre-clinical studies, CBDV was also found to provide additional efficacy when combined with drugs currently used to control epilepsy. CBDV looks to be differentiated from CBD in four key ways: efficacy profile in seizure models, metabolic profile, pharmacological profile and differing physico-chemical characteristics.

GW has also evaluated CBDV in both general and syndromic pre-clinical models of autism spectrum disorders (ASD) yielding promising signals on cognitive and social functioning endpoints as well as repetitive behaviors. These animal models include both genetically determined and chemically-induced models of neurobehavioral abnormalities, and include Rett syndrome and Fragile X syndrome among others.

Many of the childhood-onset intractable epilepsy conditions within the Epidiolex expanded access program share considerable overlap with ASD and these conditions often fall within the orphan disease space. Initial clinical observations from treating physicians suggest a potential role for cannabinoids in addressing problems associated with ASD such as deficits in cognition, behavior, and communication.

GW is working on various clinical initiatives for CBDV within the field of ASD and has received Orphan Drug Designation from the FDA in the treatment of Rett syndrome.

A physician-led expanded access IND to treat seizures associated with autism has been granted by FDA in 10 patients and a number of patients have commenced treatment. In addition, an investigator led 100 patient placebo controlled trial in ASD is due to commence in the third quarter of 2018.

In Rett Syndrome, an open label study is due to commence in the third quarter of 2018 and a Phase 2 placebo-controlled trial is expected to commence in the fourth quarter of 2018. GW has incorporated scientific input from both the FDA and EMA on the study design.

11

In February 2018, the Company completed a Phase 2a placebo-controlled study evaluating the efficacy and safety of GWP42006, which features CBDV as the primary cannabinoid molecule, as add-on therapy in 162 adult patients with inadequately controlled focal seizures. The trial was conducted outside the United States, primarily in Eastern Europe. In the trial’s preliminary top-line results, both active and placebo arms showed similar reductions in focal seizures of approximately 40 percent. The extent of this placebo response is substantially greater than that seen in published studies of other treatments in similar patient populations and the Company is now working to understand the potential reasons for this result. In the trial, GWP42006 was generally well tolerated. More patients in the active group (73 percent) experienced treatment emergent adverse events compared to the placebo group (48 percent). A majority of the GWP42006 patients experienced adverse events of mild or moderate severity.

Oncology

Beginning in 2007, GW has conducted substantial pre-clinical oncologic research on several cannabinoids in models of various forms of cancer including brain, lung, breast, pancreatic, melanoma, ovarian, gastric, renal, prostate and bladder.

In February 2017, GW completed a placebo-controlled Phase 2 study of a combination of CBD and THC in 21 patients with recurrent glioblastoma multiforme, or GBM, the most common and most aggressive brain cancer. This study evaluated a number of safety and exploratory efficacy endpoints and showed that patients with documented recurrent glioblastoma treated with CBD:THC as add-on therapy to dose-intense temozolomide had an 83 percent one year survival compared with 53 percent for patients on placebo (plus dose-intense temozolomide) (p=0.042). Median survival time for the CBD:THC group was greater than 550 days compared with 369 days in the placebo group. Further follow-up demonstrates continued increased survival in the CBD:THC arm. In this study, CBD:THC was generally well tolerated. The results from this Phase 2 study were presented in a poster at the 2017 American Society of Clinical Oncology (ASCO) Annual Meeting. The Company has received Orphan Drug Designation from both FDA and EMA for its product for the treatment of glioblastoma.

GW believes that the signals of efficacy demonstrated in this study further reinforce the potential role of cannabinoids in the field of oncology.

GW’s portfolio of intellectual property related to the use of cannabinoids in oncology includes a number of issued patents and pending applications in both the U.S. and Europe. This portfolio is designed to protect the use of various cannabinoids individually or in combination, in the treatment of a variety of oncology-specific disorders and product formulations.

Neonatal Hypoxic-Ischemic Encephalopathy (NHIE)

NHIE is acute or sub-acute brain injury resulting from deprivation of oxygen during birth (hypoxia). GW estimates 6,500 to 12,000 cases of NHIE occur in the U.S. each year. Of these, 35 percent are expected to die in early life and 30 percent are expected to develop persistent neurologic disability. There are currently no FDA-approved medicines specifically indicated for NHIE.

GW has received Orphan Drug Designation and Fast Track Designation from the FDA for CBD for the treatment of NHIE. GW has also received Orphan Drug Designation from the EMA for CBD for the treatment of perinatal asphyxia, an alternate term that describes the same condition. Under an IND, GW has completed a Phase 1 trial of GWP42003 in healthy volunteers for an intravenous CBD formulation in the treatment of NHIE. GW plans to consult with FDA on the most appropriate design for an efficacy and safety study in neonates.

12

Schizophrenia

GW’s cannabinoids have shown notable anti-psychotic effects in pre-clinical models of schizophrenia and in September 2015, GW announced positive top line results from an exploratory Phase 2a placebo-controlled clinical trial of CBD in 88 patients with schizophrenia who had previously failed to respond adequately to first line anti-psychotic medications. GW is evaluating appropriate next steps regarding product development in schizophrenia with future research likely focused on pediatric orphan neuropsychiatric indications.

About GW Pharmaceuticals plc and Greenwich Biosciences

Founded in 1998, GW is a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform in a broad range of disease areas. GW, along with its U.S. subsidiary Greenwich Biosciences, is advancing an orphan drug program in the field of childhood-onset epilepsy with a focus on Epidiolex (cannabidiol), for which GW has submitted regulatory applications in the U.S. and Europe for the adjunctive treatment of Lennox-Gastaut syndrome and Dravet syndrome. The Company continues to evaluate Epidiolex in additional rare epilepsy conditions and currently has ongoing clinical trials in Tuberous Sclerosis Complex and Infantile Spasms. GW commercialized the world’s first plant-derived cannabinoid prescription drug, Sativex® (nabiximols), which is approved for the treatment of spasticity due to multiple sclerosis in numerous countries outside the United States and for which the company is now planning a US Phase 3 trial. The Company has a deep pipeline of additional cannabinoid product candidates which includes compounds in Phase 1 and 2 trials for epilepsy, glioblastoma, and schizophrenia. For further information, please visit www.gwpharm.com.

Forward-looking statements

This news release contains forward-looking statements that reflect GW's current expectations regarding future events, including statements regarding financial performance, the timing of clinical trials, the timing and outcomes of regulatory or intellectual property decisions, the relevance of GW products commercially available and in development, the clinical benefits of Sativex and Epidiolex and the safety profile and commercial potential of Sativex and Epidiolex. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including (inter alia), the success of GW’s research strategies, the applicability of the discoveries made therein, the successful and timely completion of the Company’s regulatory processes, and the level of acceptance of Sativex, Epidiolex and other products by consumer and medical professionals. A further list and description of risks and uncertainties associated with an investment in GW can be found in GW’s filings with the U.S. Securities and Exchange Commission including the most recent Form 20-F filed on 4 December 2017. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. GW undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

13